Exhibit 99.2
Dear Member,
Invitation to attend the Annual General Meeting on July 18, 2006
You are cordially invited to attend the Sixtieth Annual General Meeting of the Company on July 18, 2006 at 4.30 p.m. at Wipro’s Campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore — 561 229, India.
The notice convening the Annual General Meeting is attached herewith.
As usual, your Company will be providing transport facility from the specified destinations given below in the City to reach the venue comfortably.
1.	St. Marks Road, Bangalore (opposite Koshys Restaurant).

2.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore.

3.	At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore.

4.	BDA Complex, Koramangala Main Road, Bangalore.

5.	Jayanagar 4th Block , Bangalore (Near Jayanagar Shopping Complex)
Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers :
080-28440011 (Exten. 6183 or 6109) and 080-28440078. (Contact : G. Kothandaraman). Alternatively, you may also send your requests by fax at 080-28440051 or email to : kothandaraman.gopal@wipro.com or ravi.hugar@wipro.com or priya.mohire@wipro.com. Your requests must reach us latest by July 15, 2006.
Yours truly,
Azim H. Premji
Chairman
Place : Bangalore
Date : June 20, 2006
Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore 560 035, India. Tel. : 91-80-28440011 Fax: 91-80-28440054

NOTICE TO MEMBERS
NOTICE is hereby given that the Sixtieth ANNUAL GENERAL MEETING of WIPRO LIMITED will be held at Wipro’s Campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore - 561 229, on July 18, 2006 at 4.30 pm to transact the following business :
ORDINARY BUSINESS
1.	Receive, consider and adopt the audited Balance Sheet as at March 31, 2006 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.	Declare final dividend on equity shares.

3.	Appoint a Director in place of Mr. P.M. Sinha who retires by rotation and being eligible, offers himself for reappointment.

4.	Appoint a Director in place of Dr. Jagdish N. Sheth who retires by rotation and being eligible, offers himself for re-appointment.

5.	Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION :

RESOLVED that M/s. BSR & Co. be and is hereby re-appointed as Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at remuneration to be decided by the Audit Committee of the Board in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Audit Committee of the Board or such other officer of the Company as may be approved by the Board/Committee.
SPECIAL BUSINESS
6.	Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTION :

RESOLVED that pursuant to Section 257 of the Companies Act, 1956 and other applicable provisions, if any of the Companies Act, 1956, Mr. William Arthur (Bill) Owens be and is hereby elected as a Director of the Company.
7.	Consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL RESOLUTION :

RESOLVED that in continuation of the earlier resolution approved by the members of the Company at the Annual General Meeting held on July 18, 2002 and pursuant to Section 309 (4) of the Companies Act, 1956 and Article 175 of the Articles of Association of the Company and subject to the limits stipulated in Section 309 (4) of the Companies Act, 1956, the Company be and is hereby authorized to pay remuneration by way of commission to any one or more or all of the existing Non Executive Directors, or Directors to be appointed in future, for a further period of five years commencing from April 1, 2007, such commission, as the Board may from time to time determine, (to be divided amongst them in such proportion as may be determined by the Board from time to time) and that such commission shall not exceed 1% of the net profits of the Company in any financial year (computed in the manner provided in Section 198 (1) of the Companies Act, 1956).

By Order of the Board of Directors
For Wipro Limited

Registered Office :	V. Ramachandran
Company Secretary
Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : June 20, 2006
NOTES
1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF. A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE MEETING.

2.	A short resume of the Directors proposed to be appointed/ re-appointed as per Serial Numbers 3, 4 and 6 are enclosed as Annexure A to the Notice.

3.	A proxy may not vote except on a poll.

4.	Only bonafide members of the Company whose names appear on the Register of Members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members from attending the meeting.

5.	Members are requested to bring their copies of Annual Report to the Meeting.

6.	The dividend declared at the Annual General Meeting will be paid to those members whose names are on the Register of Members of the Company as at the opening hours of July 1, 2006. The Register of Members of the Company will remain closed from July 1, 2006 to July 18, 2006 (both days inclusive) under Section 154 of the Companies Act, 1956 for the purpose of payment of Dividend.

7.	Dividend on equity shares as recommended by the Directors for the year ended March 31, 2006, when declared at the meeting, will be paid on or before August 17, 2006 :
(i)	to those members whose names appear on the Company’s register of members, after giving effect to all valid share transfers in physical form lodged with Karvy Computershare Private Limited, Registrar and Share Transfer Agent of the Company on or before June 30, 2006.

(ii)	In respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the opening hours of July 1, 2006.
8.	Members who hold shares in the dematerialized form and want to change/correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered, as will be furnished by the Depositories to the Company.

9.	Members who are holding shares in identical order of names in more than one folio are requested to send to the Company or Company’s Share Transfer Agent the details of such folios together with the share certificates for consolidating their holding in one folio. The share certificates will be returned to the members after making requisite changes thereon.

10.	Non-resident Indian shareholders are requested to inform about the following to the Company or its Share Transfer Agent or the concerned Depository Participant, as the case may be, immediately :
a.	the change in the residential status on return to India for permanent settlement

b.	the particulars of the NRE Account with a Bank in India, if not furnished earlier.
11.	The certificate from the Auditors of the Company for Wipro Employee Stock Option Plan 1999, Wipro Employee Stock Option Plan 2000, ADS Stock Option Plan 2000, Wipro Employee Restricted Stock Unit Plan 2004 and ADS Restricted Stock Unit Plan 2004, Wipro Employee Restricted Stock Unit Plan 2005 in terms of the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines 1999 will be available for inspection at the Annual General Meeting.

12.	Members who wish to claim Dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company’s registered office or the Company’s Registrar and Share Transfer Agent (Karvy Computershare Pvt. Ltd.). Members are requested to note that dividends not encashed or claimed within seven years and 30 days from the date of declaration of the Dividend, will, as per Section 205A (5) read with Section 205C of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund of Government of India.

Information in respect of such unclaimed Dividend when due for transfer to the Investor Education and Protection Fund of Government of India are given below including the unclaimed amount since 1998-99 as of March 31, 2006 :

					Due date for transfer
		Last date for			to Investor Education
	Date of declaration	claiming unpaid	Unclaimed		and Protection Fund
Financial Year	of Dividend	Dividend	amount		of Government of India
1998-99	July 29, 1999	July 28, 2006	Rs.	43,023	August 27, 2006
1999-2000 (Interim)	May 24, 2000	May 23, 2007	Rs.	54,920	June 22, 2007
2000-2001	July 19, 2001	July 18, 2008	Rs.	104,969	August 17, 2008
2001-2002	July 18, 2002	July 17, 2009	Rs.	20,21,600	August 16, 2009
2002-2003	July 17, 2003	July 16, 2010	Rs.	157,123	August 15, 2010
2003-2004	June 11, 2004	June 10, 2011	Rs.	20,95,615	July 8, 2011
2004-2005	July 21, 2005	July 20, 2012	Rs.	12,42,005	August 19, 2012

13.	As per the provisions of the Companies Act, 1956, facility for making nominations is now available to Individuals holding shares of the Company. The Nomination Form 2B prescribed by the Government can be obtained from the Registrar and Transfer Agent or the Secretarial Department of the Company at its Registered Office.

14.	As usual, to facilitate the shareholders to reach the venue of the Meeting, the Company would be arranging transport from five specified destinations at 3.00 pm on July 18, 2006 :
a.	St. Marks Road, Bangalore (opposite to Koshys Restaurant)

b.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore

c.	At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore

d.	BDA Complex, Koramangala Main Road, Bangalore

e.	Jayanagar 4th Block , Bangalore (near Jayanagar Shopping Complex)
Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers : 080-28440011 (Extn. 6183 or 6109) and 080-28440078. (Contact : G. Kothandaraman or Ravi Hugar or Priya Mohire). Alternatively, you may also send your requests by fax at 080-28440051 or email to : kothandaraman. gopal@wipro.com or ravi.hugar@wipro.com or priya.mohire@wipro.com. Your requests must reach us latest by July 15, 2006.

15.	Payment of Dividend through ECS : Members holding shares in physical form are advised to submit particulars of their bank account, viz. name and address of the branch of the bank, MICR code of the branch, type of account and account number latest by July 10, 2006, to our Registrar and Share Transfer Agent, M/s Karvy Computershare Private Limited, 51/2, Vani Vilas Road, Opp. National College, Basavangudi, Banaglore.

16.	The Statutory Register under the Companies Act, 1956 is available for inspection at the Registered Office of the Company during business hours between 8.30 am to 6.00 pm except on holidays.

Annexure A
Details of Directors seeking appointment/re-appointment in Annual General Meeting scheduled to be held on July 18, 2006
(Pursuant to Clause 49 (IV)(E) and 49 (IV)(G)(i) of the Listing Agreement)

Name of Director	P.M. Sinha	Dr. Jagdish N. Sheth	William Arthur (Bill) Owens
Date of Appointment	January 1, 2002	January 1, 1999	July 1, 2006

Expertise in Specific Function area	Wide managerial experience	Rich experience in Marketing	Rich experience in High Technology

Qualification	Bachelor of Arts and Advance Management Programme in the Sloan School of Management, Massachusetts Institute of Technology	Master of Business Administration and a Ph.D. in Business from the University of Pittsburgh	Masters in Management from George Washington University, Bachelors Degree in Mathematics from US Naval Academy and Bachelor’s and Master’s Degree in Politics, Philosophy and Economics from Oxford University

List of outside Directorships	Indian Companies :	Indian Companies :	Foreign Companies :
held as on March 31, 2006
	Bata India Limited	Shasun Chemicals and Drugs Limited	Daimler Chrysler AG
	Indian Oil Corporation Ltd.		Polycom Inc.
Manipal AcuNova Private Limited
	ICICI Bank Limited		AEA Investors LLC
Foreign Companies :
	Lafarge India Pvt. Ltd.		Sprint Wireline
Cryo-Cell International Inc.

Adayana Inc.

CipherTrust Inc.

Chairman/Member of the Committee of the Board of Directors of the Company as on March 31, 2006	Audit Committee – Member Board Governance & Compensation Committee – Member	Nil	Nil

Chairman/Member of the Committee of Directors of other Companies in which he is a Director as on March 31, 2006

a. Audit Committee	Bata India Ltd. – Member	Adayana Inc. – Member	Nil

CipherTrust Inc. – Member

b. Shareholders’s Grievance	Nil	Nil	Nil
Committee

c. Board Governance	Bata India Limited — Chairman	Cyro-Cell Internal Inc. – Member	Nil
Committee
ICICI Bank Limited – Member

d. Compensation	Bata India Limited – Chairman		Nil
Committee		Cyro-Cell International Inc. – Chairman

Adayana Inc. – Member

e. Other Committees	Indian Oil Corporation –	Nil	Nil
Member, Marketing Strategy Committee

ICICI Bank Limited – Member, Business Strategy Committee and Member, Agri & Small Enterprises Business Committee

Number of shares held in the Company as on March 31, 2006	20,000	Nil	Nil

Annexure B
EXPLANATORY STATEMENT AS REQUIRED BY SECTION 173(2) OF THE COMPANIES ACT, 1956
In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out all the material facts relating to the items of Special Business at Item Nos. 6 and 7 of the Notice dated June 20, 2006 and the same should be taken as forming part of the Notice.
ITEM NO. 6
Mr. William Arthur (Bill) Owens was appointed as an Additional Director of the Company by the Board at its meeting held on April 19, 2006, with effect from July 1, 2006 in accordance with Section 260 of the Companies Act, 1956 and Article 185 of the Articles of Association to hold office till the conclusion of the Annual General Meeting of the Company scheduled to be held on July 18, 2006. As required by Section 257 of the Act, a notice has been received from a member signifying his intention to propose appointment of Mr. William Arthur (Bill) Owens as a Director along with a deposit of rupees Five Hundred. Mr. William Arthur (Bill) Owens would be a Non-Executive Independent Director of the Company.
Except Mr. William Arthur (Bill) Owens, none of the other Directors are interested or concerned in this resolution.
The Board of Directors commends the resolution for approval of the members.
ITEM NO. 7
At the Annual General Meeting of the Company held in July 2002, the members had approved the payment of remuneration by way of commission to non-executive Directors effective April 1, 2002 for a period of five years. The validity of this resolution will expire in July 2007 in terms of Section 309(7) of the Companies Act, 1956.
It is therefore, proposed to continue with the existing resolution till its expiry on March 31, 2007 and renew the resolution for a further period of five years with effect from April 1, 2007. The criteria for payment of remuneration shall be as determined by the Board Governance and Compensation Committee in terms of the Corporate Governance guidelines of the Company.
All the Non Executive Directors are concerned and interested in this resolution as it relates to their payment of remuneration. The Board of Directors commends the resolution for approval of the members.
By Order of the Board of Directors
For Wipro Limited

Registered Office :	V. Ramachandran
Company Secretary
Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : June 20, 2006

FORM OF PROXY

Name of the Company	:	WIPRO LIMITED

Registered Office	:	Doddakannelli, Sarjapur Road, Bangalore 560 035

Venue of the Meeting	:	Wipro’s Campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore-561 229, India

I/We	of

being a member of the above-named Company, hereby appoint the following as my/our Proxy to attend and vote (on a poll)* for me/us and on my/our behalf at the 60th Annual General Meeting of the Company, to be held on July 18, 2006 at 4.30 p.m. and at any adjournment thereof.

1.	Mr./Mrs	(signature) or failing him/her

2.	Mr./Mrs	(signature) or failing him/her

3.	Mr./Mrs	(signature) or failing him/her

** I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below :

Sl. No.	Resolution	For	Against
1.	Adoption of Report and Accounts as at March 31, 2006
2.	Declaration of final dividend on equity shares
Re-election of the following persons as Directors :
3.	- Mr. P.M. Sinha
4.	- Dr. Jagdish N. Sheth
5.	Appointment of Statutory Auditors
6.	Appointment of Mr. William Arthur (Bill) Owens as a Director of the Company
7.	Prior approval for payment of remuneration by way of commission to
Non-Executive Directors

No. of Shares held :		Affix
One Rupee
Reference Folio No./DP ID & Client ID	Signature(s) of Member(s)	Revenue
Stamp
1.

2.

3.

Signed this                                day of                              2006

Notes :

1.	The Proxy to be effective should be deposited at the Registered Office of the Company not less than FORTY EIGHT HOURS before the commencement of the Meeting.

2.	A Proxy need not be a member of the Company.

3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

4.	The form of proxy confers authority to demand or join in demanding a poll.

5.	The submission by a member of this form of proxy will not preclude such member from attending in person and voting at the Meeting.

** This is optional. Please put a tick mark (✓) in the appropriate column against the Resolutions indicated in the Box. If a member leaves the “For” or “Against” column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a member wishes to abstain from voting on a particular Resolution, he/she should write “Abstain” across the boxes against the Resolution.

6.	In case a member wishes his/her votes to be used differently, he/she should indicate the number of shares under the columns ‘For’ or ‘Against’ as appropriate.

ATTENDANCE SLIP
WIPRO LIMITED
Registered Office :
Doddakannelli, Sarjapur Road
BANGALORE 560 035
SIXTIETH ANNUAL GENERAL MEETING ON JULY 18, 2006
Reg. Folio No./DP ID & Client ID
I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.
I hereby record my presence at the SIXTIETH ANNUAL GENERAL MEETING of the Company to be held at Wipro’s Campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore-561 229, India on July 18, 2006.

Member’s/Proxy’s name in BLOCK letters	Member’s/Proxy’s Signature